Exhibit 99.1

Provident Energy Completes Triwest Acquisition

News Release 29-07
December 3, 2007

All values are in Canadian dollars

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; NYSE-PVX) has concluded the acquisition of Triwest Energy Inc. (Triwest), which was announced on October 22, 2007.  Provident’s wholly-owned subsidiary, Provident Energy Resources Inc. (“PERI”), has acquired approximately 99% of the issued and outstanding class "A" voting common shares (the "Common Shares") of Triwest pursuant to its offer and take-over bid circular dated October 26, 2007. PERI intends to immediately acquire all of the remaining Common Shares not deposited under the offer pursuant to the compulsory acquisition procedures.

“We are pleased to close this acquisition in challenging market conditions,” said Tom Buchanan, Provident President and Chief Executive Officer.  “The Triwest transaction reflects our ongoing efforts to supplement our Canadian upstream business with accretive and strategic acquisitions.  Triwest provides Provident with high-quality, operated light oil assets in Southeast Saskatchewan that currently produce 1,300 barrels of oil equivalent per day and that complement Provident’s existing operations in this area.  The inventory of drilling locations, high netbacks, high productivity wells and low operating costs mean that this transaction represents excellent value for Provident unitholders.”

The offer by PERI to acquire the Common Shares on the basis of 0.6539 trust units of Provident and $0.1569 in cash for each Common Share expired at 7:00 p.m. on December 3, 2007.  PERI has given instructions to the depositary to take up all of the Common Shares deposited to the offer and will pay for such shares in accordance with applicable securities laws and the acquisition agreement between Provident and Triwest.  Provident will issue a total of approximately 6.25 million trust units and approximately $1.5 million in cash will be paid in respect of the acquisition of all of the Common Shares.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a natural gas liquids midstream services and marketing business. Provident’s energy portfolio is located in some of the most stable and predictable producing regions in Western Canada and the United States.  Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact: Laurie Stretch Senior Manager, Investor Relations and Communications Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 800, 112 – 4th Avenue S.W. Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 294-0111 www.providentenergy.com